December 7, 2020

Christopher Bellacicco

Disclosure Review and Accounting Office

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re:         Collaborative Investment Series Trust, File Nos. 811-23306 and 333-221072

Dear Mr. Bellacicco:

On September 28, 2020, the Collaborative Investment Series Trust (the “Trust” or the “Registrant”), on behalf of its series, The SPAC and New Issue ETF (the “Fund”) filed post-effective amendment No. 63 the Trust’s registration statement. The amendment was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended to add a new series to the Trust. On November 12, 2020, you provided comments by phone to Brian Doyle-Wenger. Please find below a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the prospectus and statement of additional information.

Prospectus

Fee Table and Expense Example

1.           Comment. Please provide the Staff a completed fee table and expense example.

Response. The Registrant has attached a completed fee table and expense example in Appendix A to this response letter.

Principal Investment Strategy

2.           Comment. Please clarify the Fund’s investment strategy to state that the Fund will be buying shares of a blank check company that has not yet merged with an operating company or even chosen a merger target. Please disclose that SPACs often have pre-determined time frames e.g. two years to merge or the SPAC will liquidate. Please include a risk factor that discloses the pre-determined time frame risk in the Fund’s principal risks section.

December 7, 2020

Response. The Registrant added the requested risk disclosure and revised the existing disclosure (added text is underlined):

A SPAC is blank check company that has not yet merged with an operating company or even chosen a merger target. SPACs are formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. SPACs often have pre-determined time frame to merge with an operating company (typically two years) or the SPAC will liquidate. A SPAC generally offers units, each comprised of one share of common stock and a warrant (or portion of a warrant) to purchase common stock. A warrant is a security that allows its holder to purchase a specified amount of common stock at a specified price for a specified time. The Fund may seek to sell warrants that it receives in connection with the purchase of a SPAC’s units in order to generate additional returns for shareholders. The Fund may purchase units of SPACs on a secondary market or in a SPAC IPO.

Pre-Determined Time Frame Risk: SPACs typically have a pre-determined timeframe to merge with an operating company or they will liquidate. If a SPAC is unable to find a merger target, the Fund’s returns may be diminished.

3.           Comment. Please revise the Fund’s disclosure to explain what the Fund considers a “newly listed IPO”. Please clarify whether there is a set timeframe that the Fund will consider an IPO to not be newly listed.

Response. The Registrant has revised the disclosure (deleted text is struck):

The Fund is an actively managed exchange traded fund. In pursuing the Fund’s investment objective, the Fund will at least 80% of its net assets (plus any borrowings for investment purposes) in units and shares of Special Purpose Acquisitions Corporations (“SPACs”) that have a minimum capitalization of $100 million and companies that completed an initial public offering (“IPO”) within the last year.

4.           Comment. Please clarify whether the SPAC units that the Fund will purchase on the secondary market will be SPAC units that recently had an IPO.

Response. The Registrant has revised the existing disclosure (added text is underlined and deleted text is struck):

The Fund may purchase units or shares of SPACs on a secondary market or ~~in a~~ during a SPAC’s IPO.

5.           Comment. Please revise the existing disclosure to state how the adviser identifies and determines which SPACs to invest in and clarify whether the Fund will seek SPACs that plan to target companies in a particular sector or industry. Please explain what actions the Fund will take if SPACs held by the Fund end up merging with companies that are within the same industry which could cause the Fund to violate its policy to not concentrate in any industry.

December 7, 2020

Response. The Registrant notes that the Adviser will monitor the Fund’s industry allocation and will sell positions that would cause it to violate its policy to not concentrate in any industry and has added the following disclosure:

The Adviser will perform research and due diligence on the SPAC sponsors or management teams. The Adviser’s evaluation of the sponsor will include the sponsor’s history in allocating capital, securing financing, experience managing public companies, and background in the area/industry where the SPAC is searching for a business combination. The Fund will not seek SPACs that plan to target companies in a particular sector or industry.

6.           Comment. The Staff notes that there is a foreign securities risk but no discussion of foreign investments in the strategy, please disclose to what extent the Fund will invest in foreign securities and where geographically it will do so.

Response. The Registrant has deleted all references to foreign securities risk.

7.           Comment. The Staff notes that the Fund may invest in secondary offerings. Please disclose the types of companies in whose common stock the Fund will invest and whether the Fund will focus on a particular sector or market capitalization. Please disclose to what extent will the Fund invest in secondary offerings of common stock.

Response. The Registrant has moved all references to investments in secondary offerings from the Fund’s prospectus. The Fund’s investments in secondary offerings are non-principle and will be included in the Fund’s statement of information.

8.           Comment. Please explain to the Staff why it is appropriate for an open-end fund to invest in SPACs given the illiquidity of such investments and please add corresponding liquidity risk disclosure.

Response. The Registrant has added the following liquidity risk disclosure:

Liquidity Risk: Liquidity risk exists when particular investments of the Fund would be difficult to purchase or sell, possibly preventing the Fund from selling such illiquid securities at an advantageous time or price, or possibly requiring the Fund to dispose of other investments at unfavorable times or prices in order to satisfy its obligations.

The Registrant believes that it is appropriate for an open-end fund to invest in SPACs because of the increased amount, the size of the SPAC issuances, and number of SPAC issuances. SPAC issuance year-to-date have increased to approximately $65.7 billion which is an increase from $13.6 billion in 2019 and $10.8 billion in 2018. Furthermore, the average SPAC IPO size in 2020 is $361.1 million compared to $230.5 million in 2019 and $233.7 million in 2018. Additionally, the number of SPAC IPOs in 2020 has increased to 182 SPAC IPOs compared to 59 SPAC IPOs in 2019 and 46 in 2018. The Registrant believes that based on all of the above referenced data points investments in SPACs are suitable for open-end investment companies.

December 7, 2020

Principal Investment Risks

9.           Comment. The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the Fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality.

Response. The Registrant notes that the Fund adopted a policy to invest at least 80% of its net assets in shares and units of SPACs and companies that completed an IPO within the last year. Accordingly, the Registrant reordered the Fund’s principal risk disclosures such that SPAC risk appears first.

10.         Comment. Regarding the Fund’s SPAC risk disclosure, please revise the disclosure that states “The Fund invests in companies that completed an IPO” by clarifying whether this refers to SPACs or companies that completed an IPO.

Response. The Registrant has revised the existing disclosure (added text is underlined):

The Fund invests in companies that have completed an IPO and SPACs.

11.         Comment. Please consider revising the SPAC risk disclosure to discuss the risks related to sponsors of SPACs and the conflicts presented by their incentives to complete a business combination and their voting power to approve such a transaction.

Response. The Registrant has added the following disclosure to the SPAC risk disclosure:

Public stockholders of SPACs may not be afforded a meaningful opportunity to vote on a proposed initial business combination because certain stockholders, including stockholders affiliated with the management of the SPAC, may have sufficient voting power, and a financial incentive, to approve such a transaction without support from public stockholders. As a result, a SPAC may complete a business combination even though a majority of its public stockholders do not support such a combination.

December 7, 2020

*     *     *     *     *     *

If you have any questions or additional comments, please call the undersigned at (614) 469-3294 or the Andrew Davalla at (614) 469-3353.

Sincerely,

/s/ Brian Doyle-Wenger
Brian Doyle-Wenger

December 7, 2020

Appendix A

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.83%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(1)	0.12%
Acquired Fund Fees and Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.95%

(1) Other Expenses are estimated for the Fund’s current fiscal year.

(2) Acquired Fund Fees and Expenses, which are estimated for the Fund’s current fiscal year, are the indirect costs of investing in other investment companies. The operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.

The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example further assumes that the Fund’s operating expense limitation agreement will only be in place for the term specified above. Although your actual costs may be higher or lower, based upon these assumptions your costs would be:

1 Year	3 Years
$97	$303